Fixed Income SHares

1345 Avenue of the Americas

New York, New York  10105

February 27, 2007

Mr. Brion Thompson, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fixed Income SHares (CIK No 0001098605)
Request for Withdrawal of Post-Effective Amendment No 16
Registration Nos 333-92415 and 811-09721

Dear Mr. Thompson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, (the "Securities Act"), Fixed Income SHares (the “Trust”) hereby makes application to the Securities and Exchange Commission (the "Commission") to withdraw Post-Effective Amendment No. 16 to the Trust's registration statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act on December 22, 2006 (accession no. 0000950136-06-010546) to add FISH: Series H as a new series of the Trust.  The Trust requests withdrawal of the post-effective amendment to correct errors in the designation of series identifiers, which we understand Trust counsel has previously discussed with you and other members of the Commission staff.

The Trust intends to file, pursuant to Rule 485(a), another post-effective amendment to the Trust's registration statement, with corrected series identifiers, in order to add the new FISH: Series H as a series of the Trust.

Respectfully submitted,

/s/ Thomas Fuccillo

Thomas Fuccillo

Vice President, Secretary

and Chief Legal Officer